U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5/A

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a)  of the  Public  Utility  Holding  Company  Act of  1935 or
               Section 30(f) of the Investment Company Act of 1940


[ ] Check box if no longer
    subject to Section 16.
    Form 4 or Form 5 obligations
    may continue.  See Instruction 1(b)

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1.   Name and Address of Reporting Person*

  Niedzielski                        Vince
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   (Last)                         (First)                     (Middle)

                                  6450 Via Real
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                                    (Street)

   Carpinteria                      California               93013
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

         QAD Inc.        QADI
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3.   IRS Identification Number of Reporting Person,if an Entity (Voluntary)

_______________________________________________________________________________
4.   Statement for Month/Year


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5.   If Amendment, Date of Original (Month/Year)

       01/00
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                       [ ]  10% Owner
     [X]  Officer  (give  title  below)  [ ] Other (specify below)
       Executive Vice President - Production
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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by one Reporting Person

     [ ]  Form filed by more than one Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security     2. Transaction    3.Transaction    4. Securities Acquired(A)   5. Amount of   6. Ownership    7.  Nature
   (Instr. 3)                  Date             Code           or Disposed of (D)         Securities       Form:             of
                            (Month/Date/     (Instr.8)         (Instr. 3,4 and 5)        Beneficially      Direct(D)      Indirect
                               Year)                                   A                 Owned at End         or        Beneficially
                                                                       or                   of Year       Indirect(I)     Ownership
                                                            Amount     D    Price      (Instr. 3 and 4)    (Instr. 4)    (Instr. 4)
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)  (Columns 1 through 6)
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1. Title of Derivative      2. Conversion    3. Transaction  4.Transaction  5.  Number of Derivative       6. Date Exercisable and
   Security                    or Exercise         Date           Code         Securities Acquired (A)        Expiration Date
   (Instr. 3)                   Price of       (Month/Day/      (Instr. 8)       or Disposed of (D)           (Month/Date/Year)
                               Derivative          Year)                         (Instr. 3,4 and 5)            Date      Expiration
                                Security                                          A              D          Exercisable      Date
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Stock Option                    $15.00           2/1/97            A            80,000                          +          02/01/05
Stock Option                    $5.1857          8/13/98           A            15,000                          ++         08/13/06
Stock Option                    $3.50            3/11/99           A             3,500                          *           3/11/03
Stock Option                    $3.8125          9/15/99           A            40,000                          **          9/15/03
Stock Option                    $3.5313         10/07/99           A               100                          ***        10/07/03
Stock Option                    $4.625          06/08/00           A            20,000                          ****       06/08/08
Stock Option                    $1.7813         12/1/00            A            25,000                          *****      12/01/08

 Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities) (Columns 1,3 and 7 through 11)
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1. Title of    3. Transaction   7. Title and Amount     8.   Price        9. Number of   10. Ownership Form of     11. Nature of
   Derivative        Date           of Underlying         of Derivative      Derivative         Derivative              Indirect
   Security    (Month/Day/Year)      Securities              Security        Securities         Security:              Beneficial
   (Instr. 3)                      (Instr. 3 and 4)        (Instr. 5)       Beneficially       Direct (D) or            Ownership
                                          Amount or Number                  Owned at End of    Indirect (I)            (Instr. 4)
                                  Title       of Shares                     Year (Instr. 4)    (Instr. 4)
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Stock Option       2/1/97       Common Stock   80,000          N/A            80,000               D
Stock Option       8/13/98      Common Stock   15,000          N/A            15,000               D
Stock Option       3/11/99      Common Stock    3,500          N/A             3,500               D
Stock Option       9/15/99      Common Stock   40,000          N/A            40,000               D
Stock Option      10/07/99      Common Stock      100          N/A               100               D
Stock Option      06/08/00      Common Stock   20,000          N/A            20,000               D
Stock Option      12/01/00      Common Stock   25,000          N/A            25,000               D

Explanation of Responses:

+Vests 26,667 annually beginning 2/1/98, 2/1/99 and 2/1/00.
++Vests 5,000 annually beginning 8/13/99, 8/13/00, 8/13/01 and 8/13/02.
*  Vests 875 shares annually beginning 3/11/00, 3/11/01, 3/11/02 and 3/11/03
** Vests 10,000 shares annually beginning 9/15/00, 9/15/01, 9/15,02 and 9/15/03
*** Vests 25 shares annually beginning 10/07/00, 10/07/01, 10/07/02 and 10/07/03
****Vests 5,000 shares annually beginning 6/8/01, 6/8/02, 6/8/03 and 6/8/04.
*****Vests 5,250 shares annually beginning 12/1/01, 12/1/02, 12/1/03 and 12/1/04

/s/ Vince Niedzielski                       July 9, 2001
________________________________            ______________________
**Signature of Reporting Person              Date


**International misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.